Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 16, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

RE:	Springwater Special Situations Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 25, 2021

File No. 333-254088

Ladies and Gentlemen:

On behalf of Springwater Special Situations Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 8, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed on June 25, 2021

Management

Conflicts of Interest, page 71

1.	In order to clearly illustrate the past and present overlapping SPAC activity of your management and founders, expand your disclosure to discuss the proceeds raised and the duration of Goal Acquisitions Corp.

We have revised the disclosure on pages 65 and 71 of the Registration Statement as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Angel Pendas